

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Angel Pendas
Secretary and Director
Springwater Special Situations Corp.
405 Madison Avenue, 11th Floor
New York, NY 10174

> **Re: Springwater Special Situations Corp.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2021**
> **File No. 333-254088**

Dear Mr. Pendas:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Exhibits

1.   We note that the Certificate of Incorporation denotes the federal district courts of the United States of America as the exclusive forum the resolution of any complaint asserting a cause action arising under the Securities Act of 1933. Please reconcile this provision with the risk factor disclosure on page 36 stating that any action arising under the Securities Act may have concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey Gallant